

October 24, 2012

Via E-mail
Mr. Frank D. Puissegur
Chief Financial Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, Florida 33619

> **RE:** **American Fiber Green Products, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 11, 2012**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed October 16, 2012**
> **Response dated October 16, 2012**
> **File No. 0-28978**

Dear Mr. Puissegur:

We have reviewed your response letter dated October 16, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 9A. Disclosure Controls and Procedures, page 29

1. We note your responses to comments one through three from our letter dated September 12, 2012. When you amended your Form 10-K on October 16, 2012, you included only the portions of Item 9A that were revised. However, you are required to include the entire text of the Item, as amended, when you have changes to any part of that Item. Please amend your Form 10-K/A accordingly and also include currently dated certifications that refer to the Form 10-K/A, as required by Items 601(b)(31) and (32) of Regulation S-K.

Mr. Frank D. Puissegur
American Fiber Green Products, Inc.
October 24, 2012
Page 2

   You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding this comment.

         Sincerely,

         /s/ Rufus Decker

         Rufus Decker
         Accounting Branch Chief